COAST CASINOS, INC.
4500 West Tropicana Avenue
Las Vegas, Nevada 89103

April 8, 2003

Dear (Name of Stockholder):

You are cordially invited to attend the 2003 Annual Meeting of Stockholders of Coast Casinos, Inc., which will be held in Salon J at The Orleans Hotel and Casino, 4500 West Tropicana Avenue, Las Vegas, Nevada 89103, on Wednesday, May 14, 2003 at 11:00 a.m. (Pacific Daylight Time). We hope you will be able to attend the Annual Meeting in person and look forward to seeing you.

At the Annual Meeting, stockholders will be asked to elect four directors to the Board of Directors. Class I directors will be elected to serve until the 2006 Annual Meeting of Stockholders and until their successors have been elected and qualified. You are requested to give your prompt attention to this matter, which is more fully described in the accompanying proxy materials.

Whether or not you plan to attend the Annual Meeting in person, it is important that your shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice of Annual Meeting and proxy statement, you are urged to sign, date and return the enclosed proxy in the envelope provided at your earliest convenience.

Thanks for taking the time to read this letter. Hope to see you at the meeting.

Sincerely,

Michael J. Gaughan
Chairman of the Board
and Chief Executive Officer

COAST CASINOS, INC.
4500 West Tropicana Avenue
Las Vegas, Nevada 89103

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

April 8, 2003

The 2003 Annual Meeting of the Stockholders of Coast Casinos, Inc., a Nevada corporation (the "Company"), will be held in Salon J at The Orleans Hotel and Casino, 4500 West Tropicana Avenue, Las Vegas, Nevada 89103, on Wednesday, May 14, 2003, commencing at 11:00 a.m. (Pacific Daylight Time) for the following purposes:

1. To elect four Class I directors to serve until the 2006 Annual Meeting of Stockholders and until their successors are elected and qualified; and

2. To transact any other business that properly comes before the Annual Meeting and or adjournment or postponement thereof.

Pursuant to the Bylaws of the Company, the time and date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting and at any adjournment or postponement thereof is fixed as of the close of business on April 4, 2003. Accordingly, stockholders of record owning Company shares at the close of business on April 4, 2003, are entitled to vote at the meeting. A complete list of these stockholders will be available for ten days prior to the meeting at the Company's executive offices at 4500 West Tropicana Ave., Las Vegas, Nevada 89103.

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE ANNUAL MEETING, REGARDLESS OF THE NUMBER OF SHARES YOU HOLD. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE SIGN, DATE AND MAIL THE ENCLOSED PROXY IN THE RETURN ENVELOPE, WHICH REQUIRES NO POSTAGE IN THE UNITED STATES.

Stockholders who attend the Annual Meeting may vote in person even though they have previously mailed their proxy.

By Order of the Board Directors

J. Tito Tiberti
Secretary

Las Vegas, Nevada
April 8, 2003

PROXY STATEMENT

INTRODUCTION

Our Board of Directors is soliciting proxies for the 2003 Annual Meeting of Stockholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. *Please read it carefully*.

In this proxy statement, "we" and "the Company" mean Coast Casinos, Inc. and its subsidiary Coast Hotels and Casinos, Inc. ("Coast Hotels"). Our executive offices are located at 4500 West Tropicana Ave., Las Vegas, Nevada 89103; and

"Annual Meeting" means the 2003 Annual Meeting of Stockholders to be held on May 14, 2003, at 11:00 a.m. in Salon J at The Orleans Hotel & Casino, 4500 West Tropicana Ave., Las Vegas, Nevada, 89103 and any adjournment or postponement thereof.

A copy of our 2003 Annual Report to Stockholders, this proxy statement and accompanying proxy are being mailed to our stockholders on or about April 8, 2003.

QUESTIONS AND ANSWERS

WHAT IS THE PURPOSE OF THE ANNUAL MEETING? At the annual meeting, stockholders will be asked to vote on the following proposal:

1. To elect four Class I directors for three-year terms.

The stockholders also will transact any other business that properly comes before the meeting.

WHO IS ENTITLED TO VOTE? The record date for the meeting is April 4, 2003. Only holders of record of our common stock at the close of business on that date are entitled to vote at and attend the Annual Meeting. Each outstanding share of common stock is entitled to one vote on all matters that come before the meeting. At the close of business on the record date there were 1,461,177.94 shares of common stock, outstanding. You may also have another person attending the meeting represent you by signing a Proxy designating that person to act on your behalf.

HOW MANY SHARES MUST BE PRESENT TO HOLD THE MEETING? The holders of a majority of the shares of our common stock outstanding on the record date, in person or by a valid Proxy, must be present at the meeting for any business to be conducted. Proxies received but marked as abstentions or broker non-votes will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum.

WHAT IF A QUORUM IS NOT PRESENT AT THE MEETING? If a quorum is not present at the scheduled time of the Annual Meeting, we may adjourn the Annual Meeting, either with or without a vote of the stockholders. If we propose to have the stockholders vote whether to adjourn the meeting, the people named in the enclosed proxy will vote all shares of our common stock for which they have voting authority in favor of the adjournment. We also may adjourn the meeting if for any reason we believe that additional time should be allowed for the solicitation of proxies. An adjournment will have no effect on the business that may be conducted at the Annual Meeting.

HOW DO I VOTE?

YOU MAY VOTE BY MAIL. If you properly complete and sign the enclosed proxy and return it in the enclosed envelope prior to the Annual Meeting, it will be voted in accordance with your instructions. The enclosed envelope requires no additional postage if mailed in the United States.

YOU MAY VOTE IN PERSON. If you are a stockholder of record as of the record date and attend the Annual Meeting, you may deliver your completed proxy in person or vote in person by ballot at the meeting.

CAN I CHANGE MY VOTE AFTER I SUBMIT MY PROXY? Yes, you may revoke your proxy at any time before it is voted at the Annual Meeting by signing and returning another proxy with a later date; or giving written notice of revocation to the Company's Secretary prior to or at the Annual Meeting. Your attendance at the meeting will not have the effect of revoking your proxy unless you give written notice of revocation to the Corporate Secretary of the Company before the polls are closed. Any written notice revoking a proxy should be sent to our Corporate Secretary at 4500 West Tropicana Ave., Las Vegas, Nevada 89103 and must be received before the polls are closed.

WHO WILL COUNT THE VOTES? The votes will be tabulated and certified by our Chief Financial Officer, who will serve as the inspector of election.

HOW DOES THE BOARD OF DIRECTORS RECOMMEND I VOTE ON THE PROPOSALS? Your Board recommends that you vote for election of the four nominees to the Board of Directors.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED? If you send in a signed proxy but do not give any voting instructions, your shares will be voted FOR all proposals listed on the proxy. Proxies received but marked as abstensions or broker non-votes will be counted as shares that are present and entitiled to vote for purposes of determining the presence of a quorum.

WILL ANY OTHER BUSINESS BE CONDUCTED AT THE MEETING? Our Board of Directors does not know of any other business that will be presented at the Annual Meeting. If any other proposal properly comes up for a vote at the Annual Meeting, however, the proxy holders will vote your shares in accordance with their best judgment.

WHAT ARE MY VOTING OPTIONS ON EACH PROPOSAL? You have three choices on the proposal to elect the four nominees to the Board of Directors. By checking the appropriate box on your proxy, you may:

(a) vote for all of the director nominees as a group;
(b) withhold authority to vote for all director nominees as a group; or
(c) vote for all director nominees as a group except those nominees you identify by striking their name out on the proxy.

HOW MANY VOTES ARE REQUIRED TO APPROVE THE PROPOSALS? Nominees receiving the highest number of affirmative votes cast, up to the number of directors to be elected, are elected.

WHAT HAPPENS IF A NOMINEE FOR DIRECTOR IS UNABLE TO STAND FOR ELECTION? If a nominee is unable to stand for election, our Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders will vote your shares for the substitute nominee, unless you have withheld authority.

ELECTION OF DIRECTORS

The Company's Amended Articles of Incorporation and Bylaws provide for a Board of Directors of not less than three nor more than thirteen directors and authorizes the board periodically to set the number of directors within that range by a majority vote. The number of directors currently set by the Board is twelve.

The Company's Amended Articles of Incorporation and Bylaws also divide our Board of Directors into three classes with staggered terms. Each class of directors is elected for a term of three years. Four Class I directors are to be elected at the 2003 Annual Meeting for a three-year term ending in 2006, and until their successors are duly elected and qualified.

The Board has nominated the following individuals for election to Class I positions with their term in office expiring at the Annual Meeting to be held in 2006:
- Michael Gaughan;
- Gage Parrish;
- Harlan Braaten; and
- Clyde Turner.

Nominees receiving the highest number of affirmative votes cast, up to the number of the directors to be elected, are elected. The enclosed proxy, unless indicated to the contrary, will be voted for the Board's nominees.

Under the Company's Bylaws, in order to be effective, nominations by a stockholder of a candidate for election as a director must be submitted to the Secretary of the Company not later than sixty days in advance of the Annual Meeting. Any such notice of nomination must set forth: (i) the name, age, business address and residence address of each nominee proposed in such notice, (ii) the principal occupation or employment of each such nominee, (iii) the number of shares of capital stock of the Company beneficially owned by each such nominee and (iv) such other information concerning each such nominee as would be required under the rules and regulations of the Securities and Exchange Commission ("SEC") in a proxy statement soliciting proxies for the election of such nominees. Such notice must also include a written consent to serve as a director, if elected, executed by each such nominee.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE NOMINEES LISTED ABOVE.

DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth the names and ages of the directors and executive officers of the Company, their respective positions and the expiration dates of their respective terms as of April 8, 2003.

Directors and Executive Officers

Name	Age	Position(s) Held	Term Expires
Nominees for Reelection			
Michael J. Gaughan	60	Chairman of the Board and Chief Executive Officer	2003
Harlan D. Braaten	52	Director, President and Chief Operating Officer	2003
Gage Parrish	49	Director, Vice President, Chief Financial Officer, Assistant Treasurer and Assistant Secretary	2003
Clyde T. Turner	65	Director	2003
Other Directors			
F. Michael Corrigan	67	Director	2004
Charles Silverman	70	Director	2004
Joseph Blasco	59	Director	2004
Thomas Girardi	63	Director	2004
Tito Tiberti	57	Director and Secretary	2005
Jerry Herbst	65	Director and Treasurer	2005
Franklin Toti	64	Director and Vice President of Casino Operations	2005
Peter Thomas	53	Director	2005

Michael J. Gaughan. Mr. Gaughan has been a director of the Company since its formation in September 1995 and is the Chairman of the Board and Chief Executive Officer of the Company. His current term as a director expires in 2003. He is also a director and Chairman of the Board and Chief Executive Officer of Coast Hotels and Casinos, Inc. ("Coast Hotels"). Mr. Gaughan was a general partner of the Barbary Coast Partnership from its inception in 1979 until January 1, 1996, the effective date of the reorganization in which the Barbary Coast Partnership and the Gold Coast Partnership consolidated with Coast Casinos and Coast Hotels (the "Reorganization"). Mr. Gaughan served as the managing general partner of the Gold Coast Partnership from its inception in December 1986 until the effective date of the Reorganization. Mr. Gaughan and Mr. Herbst were the sole stockholders of Gaughan-Herbst, Inc., which was the sole corporate general partner of the Gold Coast Partnership prior to the Reorganization. Mr. Gaughan has been involved in the gaming industry since 1960 and has been licensed as a casino operator since 1967.

Harlan D. Braaten. Mr. Braaten joined the Company as the President, Chief Financial Officer and a director in October 1995, and was appointed Chief Operating Officer in February 1996. His current term as a director expires in 2003. Mr. Braaten is also the President and Chief Operating Officer of Coast Hotels. Prior to joining the Company, Mr. Braaten was employed in various capacities, including serving as a senior vice president, and chief financial officer of Rio Hotel and Casino, Inc. in Las Vegas from February 1991 to September 1995. From March 1989 to February 1991, Mr. Braaten was vice president, finance of MGM/Marina Hotel and Casino in Las Vegas, Nevada. Prior thereto, from November 1983 to March 1989, Mr. Braaten was property controller for Harrah's in Reno, Nevada. Mr. Braaten has over 24 years of experience in the Nevada gaming industry.

Gage Parrish. Mr. Parrish was named Vice President, Finance and a director of the Company and Coast Hotels in October 1995 and was promoted to Chief Financial Officer in February 1996. He currently is also an Assistant Treasurer and Assistant Secretary. His current term as a director of the Company expires in 2003. From 1986 until the Reorganization, he was the Controller and Chief Financial Officer of the Gold Coast Partnership. From 1981 to 1986, Mr. Parrish served as Assistant Controller of the Barbary Coast Partnership. Mr. Parrish is a certified public accountant and has more than 23 years of experience in the gaming industry.

Clyde T. Turner. Mr. Turner was appointed as a director of the Company and Coast Hotels effective as of August 12, 2002. His current term as a director of the Company expires in 2003. Since 1992, Mr. Turner has been Chairman and Chief Executive Officer of Turner Investments, Ltd. and a number of special purpose real estate development companies known as the Spectrum Companies. He has been a director of Sierra Pacific Resources since 2001. Mr. Turner is a former member of the Nevada Gaming Commission. His previous positions in the gaming industry include Chairman and Chief Executive Officer of Circus Circus Enterprises, Inc. (now Mandalay Bay Group) until his retirement from those positions in 1998, Executive Vice President, Chief Financial Officer and Director of Golden Nugget, Inc./Mirage Casinos, Inc., and Director and Executive Committee member of the American Gaming Association. He is a member of the Audit Committee of the Board.

F. Michael Corrigan. Mr. Corrigan has been a director of the Company and Coast Hotels since December 1996. His current term as a director of the Company expires in 2004. Since July 1989, Mr. Corrigan has served as the chief executive officer of Corrigan Investments, Inc., which owns and manages real estate in Nevada and Arizona. In addition, Mr. Corrigan is the Chief Executive Officer of Corstan, Inc., a mortgage banking company, and was previously the owner, President and Chief Operating Officer of Stanwell Mortgage, a Las Vegas mortgage company. He is a member of the Audit Committee of the Board.

Charles Silverman. Mr. Silverman has been a director of the Company and Coast Hotels since March 1996. His current term as a director of the Company expires in 2004. Mr. Silverman is the President and sole stockholder of Yates-Silverman, Inc., which specializes in developing theme-oriented interiors and exteriors and is a leading designer of hotels and casinos. Completed projects of Yates-Silverman, Inc. include New York-New York, Excalibur, Circus Circus, Luxor, the Trump Taj Mahal, Trump Castle and Atlantic City Showboat. Yates-Silverman, Inc. also served as the principal designer for The Orleans and the Suncoast. Mr. Silverman has served as the president of Yates-Silverman, Inc. since its inception in 1971. He is a member of the Compensation Committee of the Board.

Joseph A. Blasco. Mr. Blasco has been a director of the Company and Coast Hotels since December 1996. His current term as a director of the Company expires in 2004. Since 1984, Mr. Blasco has been a partner in the real estate development partnership that developed the Spanish Trail community in Las Vegas, a project that includes over 1,200 homes, a 27-hole golf course and a country club. Since 1994, Mr. Blasco has been the Managing Partner of United Realty Investments and Tropicana Trail L.P., real estate and management companies in Las Vegas that own and manage rental units and office buildings. He is a member of the Audit and Compensation Committees of the Board.

Thomas V. Girardi. Mr. Girardi was appointed as a director of the Company and Coast Hotels effective as of August 12, 2002. His current term as a director of the Company expires in 2004. He is currently a partner in the Los Angeles law firm of Girardi and Keese and has been practicing law since 1965, specializing in medical malpractice, product liability law, toxic torts and bad faith insurance cases. Mr. Girardi also is a member of the Board of Directors of Spectrum Medical Services and Supergen. He is a member of the Compensation Committee of the Board.

J. Tito Tiberti. Mr. Tiberti has been a director and Secretary of the Company and Coast Hotels since their formation in September 1995. His current term as a director expires in 2005. Mr. Tiberti is the president, a director and a stockholder of, and together with his immediate family, controls J. A. Tiberti Construction Company, a construction company which served as the general contractor for the construction of The Orleans and the Suncoast and the expansions and remodels at The Orleans, the Gold Coast and the Suncoast. He has also served as managing general partner of The Tiberti Company, a real estate rental and development company, since 1971. The Tiberti Company is the lessor of the real property site for The Orleans. Mr. Tiberti has been involved in the gaming industry for 24 years and was a general partner of the Barbary Coast Partnership prior to the Reorganization.

Jerry Herbst. Mr. Herbst has been a director, Treasurer and Assistant Secretary of the Company and Coast Hotels since their formation in September 1995. His current term as a director of the Company expires in 2005. Mr. Herbst has been with the Terrible Herbst Oil Company, an owner and operator of gas stations and car washes, since 1959 and is currently the President and Chairman of the Board. Mr. Herbst and Mr. Gaughan were the sole stockholders of Gaughan-Herbst, Inc., which was the sole corporate general partner of the Gold Coast Partnership prior to the Reorganization. Mr. Herbst has served as a member of the board of directors of Sierra Pacific Resources and its predecessors since 1990 and of Edelbrock Corporation since 1994.

Franklin Toti. Mr. Toti has been a director of the Company and Coast Hotels since October 1998. His current term as a director of the Company expires in 2005. He has been Vice President of Casino Operations for the Company and Coast Hotels since January 1, 1996. Mr. Toti was a general partner and Casino Manager of the Barbary Coast Partnership from its inception in 1979 until the Reorganization. Mr. Toti has more than 41 years of experience in the gaming industry.

Peter M. Thomas. Mr. Thomas was appointed as a director of the Company and Coast Hotels effective as of August 12, 2002. His current term as a director of the Company expires in 2005. Mr. Thomas has been the Managing Member of Thomas & Mack Co. Limited Liability Company, a commercial real estate development and management company for more than the last five years. Mr. Thomas served on the Board of Directors of Rio Suite Hotel and Casino, Inc. fom 1995 through 1998. Mr. Thomas previously served as President and Chief Operating Officer of Bank of America, Nevada and, prior to the acquisition of Valley Capital Corporation by Bank of America, the President and Chief Operating Officer of Valley Bank of Nevada.

The Board of Directors and Committees to the Board

The Board of Directors held nine meetings during 2002. Six were held with a nine member Board and three were held with a twelve member Board. During the year, each director, except Mr. Girardi, attended at least 75% of the number of meetings of the Board on which he served while a member thereof. The Board of Directors has two standing committees: the Audit Committee, and the Compensation Committee. Each of the members of the committees, except Mr. Blasco, attended at least 75 % of the number of meetings of the Committee on which he served while a member, thereof.

The Audit Committee consists entirely of directors who are not employees of the Company or Coast Hotels. Mr. Corrigan and Mr. Blasco were the members of the committee through September 2002. In October 2002 Mr. Turner and Mr. Thomas joined the Audit Committee. The Audit Committee held eight meetings during 2002. The purpose of the Audit Committee is to assist the Board of Directors in its general oversight of the Company's financial reporting, internal control and audit functions.

The Compensation Committee consisted of Messrs. Corrigan, Silverman and Blasco through September 2002. In October 2002, Mr. Girardi replaced Mr. Corrigan as a member of the Compensation Committee. The Compensation Committee held three meetings during 2002. No member of the Committee is a former or current officer or employee of the Company or any of its subsidiaries. The functions performed by the Compensation Committee include oversight of executive compensation and review of the Company's overall compensation programs.

Compensation of Directors

Directors who are not employees of the Company or any of our subsidiaries earn an annual fee of $24,000. Members of the Audit Committee also earn $1,000 for each meeting that they attend. Directors are reimbursed for expenses reasonably incurred in connection with their service on the Board.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Executive Compensation

The following table sets forth all compensation earned by or paid by the Company during 2000, 2001 and 2002 to each executive officer (the "Named Executive Officers") whose compensation exceeded $100,000 in all capacities in which they served.

Summary Compensation Table

		Annual Compensation		
Name and Principal Position	Year	Salary	Bonus	All Other Compensation [1]
Michael J. Gaughan	2002	$ 347,000	$ --	$ 5,954
Chairman of the Board and Chief	2001	$ 300,000	$ --	$ 4,234
Executive Officer of Coast Casinos	2000	$ 300,000	$ --	$ 4,361
Harlan D. Braaten	2002	$ 333,000	$ 150,000	$ 5,396
President and Chief Operating	2001	$ 325,000	$ 162,500	$ 2,642
Officer of Coast Casinos	2000	$ 300,000	$ 150,000	$ 4,361
Gage Parrish..	2002	$ 260,000	$ 25,000	$ 5,810
Vice President, Chief Financial Officer	2001	$ 250,000	$ 25,000	$ 3,438
and Asst. Secretary of Coast Casinos	2000	$ 225,000	$ --	$ 4,361

---

[1] The amounts reflect matching contributions paid to our 401(k) Profit Sharing Plan and Trust.

Certain Relationships and Related Transactions

We maintain numerous racetrack dissemination contracts with Las Vegas Dissemination Company, Inc. ("LVDC"). Michael J. Gaughan's son, John Gaughan, is the president and sole stockholder of LVDC. LVDC has been granted a license by the Nevada Gaming Authorities to disseminate live racing for those events and tracks for which it enters contracts and has been granted the exclusive right to disseminate all pari-mutuel services and race wire services to Nevada casinos. Under these dissemination contracts, we pay to LVDC between 3% and 5% of the wagers it accepts for races held at the racetracks covered by the respective contracts. We also pay to LVDC a monthly fee for race wire services. Additionally, we have an agreement with LVDC to rent software and monitors to enable race book patrons to access information from their seating area. For the fiscal year ended December 31, 2002, we incurred expenses to LVDC of approximately $947,000. The terms on which the dissemination services are provided are regulated by the Nevada Gaming Authorities.

J. A. Tiberti Construction Company ("Tiberti Construction") served as the general contractor for the expansion of the Gold Coast and The Orleans and miscellaneous construction projects at the Suncoast. J. Tito Tiberti is a stockholder, director and Secretary of the Company. Mr. Tiberti is the president, a director and stockholder of, and together with his immediate family members, controls Tiberti Construction. For the fiscal year ended December 31, 2002, we incurred expenses to Tiberti Construction of approximately $120.8 million. At December 31, 2002, we owed construction accounts payable to Tiberti Construction of approximately $12.1 million. The Company expects to incur additional construction payables to Tiberti Construction in 2003 in connection with the completion of an arena at The Orleans and other construction projects.

In 1995, we entered into a long-term ground lease with the Tiberti Company, a Nevada general partnership, with respect to the real property on which The Orleans is located. J. Tito Tiberti is stockholder, director and Secretary of our Company and a director and Secretary of Coast Hotels. Mr. Tiberti, is the managing partner of the Tiberti Company. We incurred a rental expenses of $4.5 million for the fiscal year ended December 31, 2002. of which $2.7 million was paid to the Tiberti Company in the fiscal year ended December 31, 2002.

Until October 2002, Michael J. Gaughan and Franklin Toti were owners of LGT Advertising, which served as our advertising agency. Effective November 1, 2002, we purchased the partnership interests of LGT Advertising from Messrs. Gaughan, Toti and the other partner, for the sum of $1,000. Prior to the November 2002 acquisition, LGT Advertising provided advertising design services and purchased advertising for our casinos from third parties and passed any discounts directly through to us. LGT Advertising received no compensation or profit for such activities, and invoiced us for actual costs incurred. LGT Advertising used our facilities and employees in rendering its services, but did not pay any compensation to us for such use. Messrs. Gaughan and Toti received no compensation from LGT Advertising. For the fiscal year ended December 31, 2002, advertising expenses to LGT Advertising were approximately $5.9 million.

LGT Advertising provides advertising and design services to Casino Queen, Inc., which operates the Casino Queen riverboat casino and hotel facility in East St. Louis, Illinois. Michael Gaughan and Franklin Toti owns 15% and 5% percent, respectively, of the outstanding stock in Casino Queen, Inc. Mr. Gaughan also serves as a director for Casino Queen, Inc. In November and December 2002, the Company received $13,000 in payments from Casino Queen, Inc.

We have purchased certain of our equipment for its operations from RJ & S Inc. ("RJS"), a Nevada corporation that is owned by Michael J. Gaughan's father, Jackie Gaughan, and Steven Delmont, the Company's manager of food operations. Pursuant to the terms of our agreement with RJS, RJS purchases certain restaurant equipment and supplies and invoices us only for the actual amounts billed to RJS, plus applicable sales tax. Provisions of the agreement prohibit RJS employees, officers and shareholders from receiving any discounts, rebates, payments or gifts with respect to the equipment and supplies. For the fiscal year ended December 31, 2002, we made purchases from RJS totaling approximately $2.2 million.

Michael J. Gaughan is the majority partner of Nevada Wallboards, a Nevada general partnership ("Nevada Wallboards"), which prints wallboards and parlay cards for use in the Company's race and sports books. For the fiscal year ended December 31, 2002, we incurred expenses to Nevada Wallboards of approximately $272,000.

Charles Silverman, a director of the Company and Coast Hotels, is the president and sole stockholder of Yates-Silverman, Inc. ("Yates-Silverman"), which served as the designer of The Orleans, the Suncoast and various expansion projects at The Orleans, the Suncoast and the Gold Coast during 2001 and 2002. For the fiscal year ended December 31, 2002, we incurred expenses to Yates-Silverman of approximately $440,000. We expect to incur additional expenses to Yates-Silverman in 2003 in connection with the completion of the arena at The Orleans and other capital improvement projects.

We promote The Orleans by advertising on NASCAR vehicles operated by Orleans Motor Sports, Inc. In 2002, we entered into an agreement with Orleans Motor Sports, Inc. to place the logo of The Orleans on a truck racing in NASCAR's Craftsman Truck Series, on transportation vehicles utilized by Orleans Motor Sports, Inc. and on any other vehicles raced by Orleans Motor Sports, Inc. in NASCAR races. Michael J. Gaughan is the sole owner of Orleans Motor Sports, Inc. Brendan Gaughan, the main driver employed by Orleans Motor Sports, is the son of Michael J. Gaughan. For the fiscal year ended December 31, 2002, the Company paid Orleans Motor Sports approximately $480,000. The Board of Directors has approved spending $600,000 for sponsorship rights in 2003.

Michael J. Gaughan, Jr., the son of Michael J. Gaughan, and David Ross, the general manager of the Suncoast, are owners of Coast Vacations, Inc., a travel agency operating under the name Las Vegas Vacations ("LVV") that markets our hotel-casino properties to residents of Vancouver, Canada. We have agreed to pay LVV approximately $10,000 per month to promote our hotel-casinos subject to certain conditions designed to assure that LVV is utilizing such funds in a productive manner and for purposes that benefit the Company. During the fiscal year ended December 31, 2002, the Company paid $120,000 to LVV.

Michael J. Gaughan, Jr. is the general manager of the Barbary Coast. Michael J. Gaughan, Jr. received total salary and bonus for the fiscal year ended December 31, 2002 in the amount of $162,000.

We operate a satellite sports book at the Plaza Hotel and Casino ("Plaza"), a hotel-casino in Las Vegas that is primarily owned by Jackie Gaughan, Michael J. Gaughan's father. We combine the sports book wagers generated at the Plaza with wagers accepted at our other sports books. The Plaza is allocated a pro-rata share of the net sports book winnings or losses, based on the percentage of wagers placed at the Plaza compared to the combined wagers placed at all our sports books ("Plaza Winnings"). Such winnings or losses are netted against the direct and indirect costs of operating the sports book at the Plaza including, but not limited to, labor costs, advertising costs, printing costs and state and federal taxes. The Plaza keeps the Plaza Winnings and reimburses the Company for the costs discussed in the preceding sentence. For the fiscal year ended December 31, 2002, the Company received approximately $979,000 in reimbursements from the Plaza.

The business relationships were reviewed by either the entire Board of Directors of the Company or the Audit Committee, which is comprised of independent directors, and such transactions have been approved as being on terms no less favorable than could have been obtained from an unaffiliated third party. The Company anticipates that any future transactions between its officers, directors, principal stockholders or affiliates and the Company will be on terms no less favorable to it than could have been obtained from an unaffiliated third party, and will be reviewed and approved by the Audit Committee if appropriate.

COMPLIANCE WITH SECTION 16(a) OF THE
SECURITIES EXCHANGE ACT OF 1934

Rules adopted by the SEC under Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") require the Company's officers and directors, and persons who own more than ten percent of the issued and outstanding shares of the Company's equity securities, to file reports of their ownership, and changes in ownership, of such securities with the SEC on SEC Forms 3, 4 or 5, as appropriate. Such persons are required by the SEC's regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a).

Based solely upon a review of Forms 3, 4 and 5 and amendments thereto furnished to the Company during its most recent fiscal year, and any written representations provided to it, the Company believes that, except as noted below, each of the officers, directors, and owners of more than 10% of the outstanding Common Stock of the Company are in compliance with Section 16(a) of the Securities Exchange Act of 1934 for the year 2002.

During the 2002 year, (i) Mr. Tiberti filed one Form 4 for a transaction that occurred in 2001 and will file during the 2003 year, one Form 4 for transactions that occurred in 1996 and 1999; (ii) Mr. Gaughan filed a Form 4 for a transaction that occurred in 2001, and (iii) Mr. Herbst filed a Form 4 for a transaction that occurred in 1999.

BENEFICIAL OWNERSHIP OF SHARES

The following table sets forth certain information regarding the beneficial ownership of Coast Casinos common stock as of April 4, 2003 by (i) each person who, to the knowledge of Coast Casinos, owns more than 5% of the outstanding Coast Casinos common stock, (ii) each director of the Company, (iii) Named Executive Officers and (iv) all directors and executive officers of the Company as a group.

Name [1]	Number Of Shares	Percent
Michael J. Gaughan	453,928.97	31.1%
Jerry Herbst	265,488.08	18.2%
Jimma Lee Beam	104,529.41	7.1%
Franklin Toti	99,776.47	6.8%
J. Tito Tiberti [2]	99,951.47	6.8%
Thomas Girardi	52,781.01	3.6%
Harlan D. Braaten [3]	30,415.00	2.0%
Clyde Turner	10,452.94	*
F. Michael Corrigan	5,263.24	*
Joseph Blasco	500.00	*
Charles Silverman	500.00	*
Gage Parrish [4]	5,000.00	*
Peter Thomas	0.00	.0%
All directors and executive officers as a group (twelve persons)	1,024,057.18	68.4%

*   Less than one percent.

[1]   The address of Messrs. Gaughan and Toti is 4500 West Tropicana Avenue, Las Vegas, Nevada 89103. The address of Mr. Herbst is 5195 Las Vegas Boulevard South, Las Vegas, Nevada 89119. The address of Mr. Tiberti is 1806 South Industrial Road, Las Vegas, Nevada 89102. The address of Ms. Beam is 2409 Windjammer Way, Las Vegas, Nevada 89107.

[2]   Includes 5,640 shares held by a partnership of which trusts for the benefit of Mr. Tiberti's adult children are partners, 400 shares held by trusts for the benefit of Mr. Tiberti's adult children and 12,000 shares held by another partnership of which trusts for the benefit of Mr. Tiberti's children are indirect partners, as to which Mr. Tiberti disclaims beneficial ownership.

[3]   Reflects shares that may be purchased upon exercise of a stock option.

[4]   Reflects shares that may be purchased upon exercise of a stock option.

There is no public market for the Company's common stock.

ANNUAL REPORT

The Annual Report of the Company for the fiscal year ended December 31, 2002, including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, without the exhibits thereto, was mailed on April 8, 2003, to stockholders of record as of April 4, 2003.

The Company will provide a copy of the Annual Report and of the exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2002 upon the written request of any beneficial owner of the Company's common stock as of the record date for the Annual Meeting and reimbursement of the Company's reasonable expenses. Such request should be addressed to Gage Parrish, Vice President and Chief Financial Officer, 4500 West Tropicana Avenue, Las Vegas, Nevada 89103.

Report of the Audit Committee

The Securities and Exchange Commission rules now require the Company to include in its proxy statement a report from the Audit Committee of the Board. The following report concerns the Committee's activities regarding oversight of the Company's financial reporting and auditing process.

The Audit Committee is comprised solely of independent directors, as defined in Rule 4200(a)(15) of the National Association of Securities Dealers listing standards. The Board of Directors has not adopted a written charter for the Audit Committee.

The purpose of the Audit Committee is to assist the Board of Directors in its general oversight of the Company's financial reporting, internal control and audit functions. Management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. PricewaterhouseCoopers, the Company's independent auditing firm, is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent auditor, nor can the Committee certify that the independent auditor is "independent" under applicable rules. The Committee serves a board-level oversight role, in which it provides advice, counsel and direction to management and the auditors on the basis of the information it receives, discussions with management and the auditors and the experience of the Committee's members in business, financial and accounting matters.

Among other matters, the Audit Committee monitors the activities and performance of the Company's internal and external auditors, including the audit scope, external audit fees, auditor independence matters and the extent to which the independent auditor may be retained to perform non-audit services. The Audit Committee and the Board have ultimate authority and responsibility to select, evaluate and, when appropriate, replace the Company's independent auditor. The Audit Committee also reviews the results of the internal and external audit work with regard to the adequacy and appropriateness of the Company's financial, accounting and internal controls. Management and independent auditor presentations to and discussions with the Audit Committee also cover various topics and events that may have significant financial impact or are the subject of discussions between management and the independent auditor. In addition, the Audit Committee generally oversees the Company's internal compliance programs.

The Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditor, management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the independent auditor represented that its presentations included the matters required to be discussed with the independent auditor by Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees."

The Audit Committee has reviewed the non-audit services provided to the Company by PricewaterhouseCoopers and has concluded that such services are compatible with the maintenance of that firm's independence in the conduct of its auditing functions for the Company.

The Company's independent auditor also provided the Audit Committee with the written disclosures required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and the Audit Committee discussed with the independent auditor that firm's independence.

Following the Audit Committee's discussions with management and the independent auditor, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's annual report on Form 10-K for the year ended December 31, 2002.

Audit Committee

Clyde Turner, Chairman
Peter Thomas
Joseph Blasco
F. Michael Corrigan

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors reviews and recommends compensation levels for executive officers of the Company and oversees and administers the Company's executive compensation programs. All members of the Compensation Committee are outside directors, who are not eligible to participate in any of the compensation programs that the Compensation Committee oversees.

The Company's executive compensation plans are designed to attract, retain, motivate and appropriately reward individuals who are responsible for the Company's short and long-term profitability, growth and return to stockholders. Compensation for the Company's executive officers generally consists of salary and an annual bonus. In some cases, stock options are also awarded.

Executive officers also participate in a 401(k) plan, a medical plan and other benefit plans available to employees generally.

Pay levels for executives generally are based on the level of responsibility, scope and complexity of the executive's position relative to other senior management positions internally and at other competitive gaming companies.

The determination of salary increases, annual bonus awards and long-term incentive awards is expected to be reviewed annually based on the performance of the Company. Also factored into these decisions will be each executive's individual performance and contribution to the Company's future positioning. Although the components of compensation (salary, annual bonuses and long-term incentive awards) will be reviewed separately, compensation decisions are based on a review of the total compensation level awarded compared to other executives with similar gaming companies. In establishing 2002 compensation for the Named Executive Officers, the Board of Directors took into account the compensation paid to Messrs. Gaughan, Braaten and Parrish in 2001, the levels of compensation paid to executives in the gaming industry generally, and the performance of the Company in the year 2002.

Compensation Committee Interlocks and Insider Participation

There are no members of the Compensation Committee that have been, or currently are officers or employees of the Company or its subsidiaries. Mr. Silverman is the president of Yates-Silverman, Inc., which served as the designer of The Orleans and the Suncoast. For the fiscal year ended December 31, 2002, we incurred expenses payable to Yates-Silverman, Inc. of approximately $440,000.

Compensation Committee

Joseph Blasco, Chairman
Charles Silverman
Thomas Girardi

INDEPENDENT PUBLIC ACCOUNTANTS

Upon the recommendation of the Audit Committee, the Board of Directors of the Company has selected PricewaterhouseCoopers as the Company's independent public accountants and auditors for fiscal year ending December 31 2003. PricewaterhouseCoopers served as the Company's independent public accountants and auditors for the fiscal year ending December 31, 2002. A representative of PricewaterhouseCoopers will be present at the Annual Meeting to respond to appropriate questions and to make such statements as he may desire.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers for (i) the audit of the Company's annual financial statements included in the Company's Form 10-K; (ii) review of the interim financial statements of the Company included in quarterly reports of Form 10-Q for the periods ended March 31, June 30 and September 30, 2002 and 2001; (iii) attest services in the provision of comfort letters; and (iv) consents and assistance in connection with other filings and public offering documents filed with the Securities and Exchange Commission for those fiscal years were:

Fiscal Year ended December 31, 2002: $443,154
Fiscal Year ended December 31, 2001: $307,336

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for audit-related services included (i) accounting consultations concerning financial accounting and reporting standards; (ii) internal control reviews; and (iii) other non-statutory attestation services for those years were:

Fiscal Year ended December 31, 2002: $53,584
Fiscal Year ended December 31, 2001: $48,000

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers for tax compliance, tax advice and tax planning were:

Fiscal Year ended December 31, 2002: $2,033
Fiscal Year ended December 31, 2001: $121,924

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by PricewaterhouseCoopers (except those included under the caption "Audit Fees") were:

Fiscal Year ended December 31, 2002: $0
Fiscal Year ended December 31, 2001: $0

DISCLOSURE OF DELEGATION POLICY RE PREAPPROVALS FOR AUDITING AND NON-AUDITING SERVICES

Pursuant to a vote of the Audit Committee members, the Chairman of the Audit Committee has been delegated authority to grant preapprovals for auditing or non-auditing services required to be preapproved by Section 202 of the Sarbanes-Oxley Act, provided that such decision to grant preapproval is presented to the full audit committee at its next scheduled meeting and the Chairman has concluded that any non-audit services provided are compatible with the maintenance of the accounting firm's independence in the conduct of its auditing functions for our Company. The Chairman of the Audit Committee does not have the authority to grant preapprovals for non-audit services unless such non-audit services are, in fact, compatible with the maintenance of the accounting firm's independence.

DISCLOSURE OF AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Audit Committee member Clyde Turner is an "Audit Committee Financial Expert," and is independent of management under the rules and regulations of the Exchange Act.

STOCKHOLDER PROPOSALS FOR 2004 ANNUAL MEETING

Any eligible stockholder (as defined below) of the Company wishing to have a proposal considered for inclusion in the Company's 2004 proxy solicitation material must set forth such proposal in writing and file it with the Secretary of the Company on or before December 10, 2003. The Board will review any proposals from eligible stockholders, which it receives by that date and will determine whether any such proposals will be included in the Company's 2004 proxy solicitation materials. Any eligible stockholder is one who is the record or beneficial owner of at least 1% or $1,000 in market value of securities entitled to be voted on the proposal at that annual meeting who has held such securities for at least one year and who shall continue to own such securities through the date on which the annual meeting is held.

SOLICITATION OF PROXIES

The cost of this solicitation will be borne by the Company. Proxies may be solicited by mail, telephone, or telegraph, or personally by directors, officers and regular employees of the Company, none of whom will receive any special compensation for such services. The Company will reimburse persons holding stock in their name or in the names of their nominees for reasonable expenses of forwarding proxy materials to their principals.

OTHER BUSINESS

The Board does not know of any other business, which will be presented for consideration at the Annual Meeting. If any other business properly comes before the Annual Meeting or at any adjournment(s) or postponement(s) thereof, the proxy holders will vote in regard thereto according to their discretion. Pursuant to the Company's Bylaws, in order to present business at the Annual Meeting other than that proposed by the Board, a stockholder must give written notice to the Secretary of the Company not later than sixty days in advance of the Annual Meeting. Any such notice must set forth as to each matter the stockholder proposes to bring before the meeting: (i) the reasons for conducting such business at the meeting, (ii) the name and address, as they appear on the Company's books and records, of the stockholder proposing such business, (iii) the class and number of shares of the Company beneficially owned by the stockholder and (iv) any material interest of the stockholder in such business.

By Order of the Board of Directors

J. Tito Tiberti
Secretary

PROXY
COAST CASINOS, INC.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE
2003 ANNUAL MEETING OF STOCKHOLDERS

The undersigned hereby constitutes and appoints Michael J. Gaughan, Harlan D. Braaten, and J. Tito Tiberti, and each or any of them (and, if two or more of them act hereunder, by action of a majority of them), attorneys and proxies with full power of substitution, to represent the undersigned and to vote all shares of Common Stock, $.01 par value, of Coast Casinos, Inc. (the Company), that the undersigned would be entitled to vote if personally present at the 2003 Annual Meeting of Stockholders of the Company to be held at 11:00 a.m. (Pacific Daylight Time) at Salon J, The Orleans Hotel and Casino, 4500 West Tropicana Avenue, Las Vegas, Nevada 89103, on Wednesday, May 14, 2003, and at any and all adjournments or postponements thereof (the "Meeting"), as herein specified (or, if no direction is given, FOR the nominees named below) and in such proxyholder's discretion, upon any other matter that may properly come before the Meeting.

A. ELECTION OF DIRECTORS

    CLASS I (for election to serve until the 2006 Annual Meeting of Stockholders and until their successors are elected and have qualified): MICHAEL J. GAUGHAN, GAGE PARRISH, HARLAN D. BRAATEN and CLYDE T. TURNER.

    _____ FOR all nominees listed above (except as marked to the contrary above):

    -or-

    _____ WITHHOLD AUTHORITY to vote for all nominees listed above.

INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, STRIKE THAT NOMINEE'S NAME IN THE LIST ABOVE.

B. IN THE DISCRETION OF THE PROXYHOLDERS with respect to any other matter which may properly come before the Meeting.

THE SHARES VOTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER INSTRUCTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO INSTRUCTIONS ARE GIVEN, THIS PROXY WILL BE VOTED "FOR" THE NOMINEES LISTED ABOVE.

IMPORTANT: Please sign your name or names exactly as they appear on this Proxy. When signing as attorney, executor or administrator, trustee or guardian, please give your full title as such. If shares are held jointly, EACH holder should sign.

Signature

Signature

DATE:_____, 2003

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE URGED TO SIGN AND RETURN THIS PROXY, WHICH MAY BE REVOKED AT ANY TIME PRIOR TO ITS USE.